February 12, 2015

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letters Dated September 23, 2014, December 2, 2014 and February 2, 2015 (the “Follow-Up Comment Letter”) Regarding Herbalife Ltd. (File No. 001-32381)’s Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 18, 2014

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Follow-Up Comment Letter, with the Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Risk Factors, page 25

1.

We note your response to prior comment 2 that you do not believe a separate risk factor is necessary to address the risk to you and your investors if the California Attorney General seeks to enforce the terms of the injunction. In support of your response, you state that the publicly available injunction does not require you to track certain information, and it suggests that you do not operate within the safe harbor. In that regard, however, we note that it does prohibit you from paying any compensation based upon anything other than the retail sale of your product. Accordingly, please explain to us why your definitions of retail sales combined with your lack of “visibility to all of the sales from members” do not create a material risk of violating the terms of the injunction.

Company Response:

We note the Staff’s comment, and in response thereto, note that although we believe we are in compliance with the 1986 permanent injunction in part because the safe harbor requires either a documentation or verification system and we have what we believe to be a satisfactory verification system, we acknowledge that our compliance with the injunction may still be viewed as a material risk to us and our investors. Therefore, we would propose to expand in future filings the first paragraph of our risk factor entitled “Our network marketing program could be found to be not in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business in these markets and harm our financial condition and operating results” found on page 30 of our 2013 Form 10-K as follows (new text in bold, underlined text):

Our network marketing program is subject to a number of federal and state regulations administered by the FTC and various federal and state agencies in the United States as well as regulations on direct selling in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations, including the 1986 permanent injunction entered in California in proceedings initiated by the California Attorney General. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as “pyramid” or “chain sales” schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization’s products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include “bright line” rules and are inherently fact-based and, thus, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts can change. For example, while we believe we are in compliance with the permanent injunction, there is no assurance that a court or the Attorney General would agree.

The ambiguity surrounding these laws can also affect the public perception of our company. Specifically, in late 2012, a hedge fund manager publicly raised allegations regarding the legality of our network marketing program and announced that his fund had taken a significant short position regarding our common shares, leading to intense public scrutiny and significant stock price volatility. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general and may adversely affect our share price.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.

We note your response to comments 5 and 6 from our letter dated December 2, 2014, and we reissue, in part, the comments. While proposed draft disclosure addresses trends related to the sequential increase in your net sales by geographic region, Volume Points and Average Active Sales Leaders, it does not address whether declines in the rates at which these measures are increasing is a trend which is material to investors. For example, we note that the rate of increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 31.2% in fiscal 2012 to 13.1% in fiscal 2013. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from 24.6% to 2.3% over the same periods. Similarly, the percentage increase in net sales in North America fell from roughly 20% in fiscal 2012 to 8% in fiscal 2013. We note that such comparable period declines in the rate of increase in these metrics continued in these regions for the nine months ended September 30, 2014. Specifically, the rate of increase in Average Active Sales Leaders in your Asia Pacific geographic region fell from 15.8% for the nine months ended September 30, 2013 to 5.1% for the nine months ended September 30, 2014. We also note that the rate of increase in Volume Points in your Asia Pacific region fell from an increase of 4.5% for the nine months ended

September 30, 2013 to a decrease of 0.7% for the nine months ended September 30, 2014, and the percentage increase in net sales in North America fell from roughly 8.5% to 3.5% over the same period. Please make further revisions to your proposed revised disclosure or explain why these are not known trends which would be material to investors.

Company Response:

We note the Staff’s comment and, in response thereto, note that we will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our future filings with the Commission to discuss known trends spanning multiple periods regarding Volume Points, Average Active Sales Leaders, and Net Sales results, such as those indicated in your comment. Set forth below is such disclosure as it would have been included in our 2013 Form 10-K.

The following disclosure would be added to the end of the new paragraph regarding Volume Points provided in response to prior comment 6:

Although Volume Points increased in each region during 2013 as compared to 2012, some regions saw the growth rate decrease in 2013 versus that in the prior year. We believe the North America, Mexico and Asia Pacific regions saw declining Volume Point growth as a result of Members adjusting to certain revisions to our operations and marketing plan designed to improve the training and retention of sales leaders following several years of rapid net sales growth.

The following would be inserted as the second to last sentence of the new paragraph regarding Average Active Sales Leaders provided in response to prior comment 6 such that the paragraph would read in its entirety as follows (proposed new text in bold, underlined font):

We believe the trend of increasing worldwide Average Active Sales Leaders over the periods reflected in the table is attributable to the Company’s success in making the Herbalife business opportunity more appealing and in facilitating Sales Leader success through providing quality products; improved DMOs, including daily consumption approaches such as Nutrition Clubs; easier access to product; improved training of Members on our products and methods; and continued promotion and branding of Herbalife products. However, the North America, Mexico and Asia Pacific regions saw growth rates decrease in 2013 as compared to the prior years for the same reasons the rate of Volume Point growth decreased in those regions in 2013 compared to 2012. Given the long term and qualitative nature of our strategies, the magnitude of the impact of each strategy on Sales Leaders’ engagement cannot be quantified and may vary over time and by market.

The following disclosure would be inserted at the end of the first paragraph discussing Net Sales results for the regions in question:

North America

The North America region saw a decline in the rate of net sales increase in 2013 as compared to 2012 as a result of Members adjusting to certain revisions to our operations and marketing plan designed to improve the training and retention of sales leaders, such as a shift in focus to our longer-term sales leader qualification method.

Asia Pacific

The Asia Pacific region saw a decline in the rate of net sales increase in 2013 as compared to 2012 as a result of Members adjusting to certain revisions to our operations and marketing plan designed to improve the training and retention of sales leaders, such as a shift in focus to our longer-term sales leader qualification method and the introduction of a first order limitation rule.

We further note that to the extent these noted trends continue through fiscal year 2014, the applicable disclosure in our Annual Report on Form 10-K for fiscal year 2014 will be revised to indicate the trend covers more than one year-over-year period.

*   *   *   *   *

We trust this response has addressed the Staff’s questions relating to the Follow-Up Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman John G. DeSimone, Chief Financial Officer Mark Friedman, General Counsel & Corporate Secretary